January 26, 2016

RE: Amended offer for your RRE7 investment.

Dear Investor,

As you are probably aware, RRE7 just made a distribution to you last month in the amount of approximately $1.92 per Unit, but it had never publicly disclosed this fact.  Neither had it previously publicly disclosed the fact that it had estimated the net asset value of your Units, which after the distribution had fallen to $5.54 per Unit.

In light of these material facts that were previously undisclosed, we have had to lower our offer price to $2.50 per Unit.  Any assignment forms that are returned with the $5 offer price will be discarded. We are, however, offering to purchase 2 times as many Shares as before.

Why take advantage of this opportunity today?
•
Guarantee your cash now. RRE 7 could continue until March 28, 2018. The company recently stated that it expects to exercise its right to extend the Partnership term for two years beyond the initial termination date of March 28, 2016. Sell today and ensure you get your money out from this security.

•
Earn a profit from your investment! The partnership has paid out cumulative distributions of $7.89 per $10 unit to the earliest investor. Combining the distributions you have received with our current offer price allows you to cash out of your investment immediately and with a profit.

•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

Please carefully read the Offer to Purchase and Assignment Form, as amended. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Robert Dixon
President, MacKenzie Realty Capital, Inc.

P.S. Remember, this offer expires March 4, 2016. So don't delay. Fill out and mail in the amended RRE 7 Assignment Form today so we can rush you a check.